Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

January 24, 2014

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Nudrat Salik, Staff Accountant

Re:	Harsco Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
Form 8-K
Filed November 26, 2013
Response dated January 6, 2014
File No. 1-3970

Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 13, 2014, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed February 26, 2013; Form 8-K, filed November 26, 2013; and Response dated January 6, 2014.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 8-K Filed November 26, 2013

1.
We note your response to comment three of our letter dated December 19, 2013. Adjustment (i)reflects the approximate 29% equity interest in the income of the strategic venture. It appears that these estimated adjustment amounts are based upon expectations rather than reliable, documented evidence. We remind you that Rule 11-02(b)(6) of Regulation S-X states that adjustments related to the pro forma condensed income statement shall include adjustments which give effect to events that are factually supportable. Please help us understand how you determined this adjustment is factually supportable.

Response:
Adjustment (i) reflects the approximate 29% equity interest in the income of the strategic venture. Because the strategic venture is a new entity with no historic financial information available, the Company utilized historic financial information for each of the two entities (Harsco Infrastructure and Brand Energy & Infrastructure Services, Inc.) that now comprise the strategic venture to prepare the adjustment. While the Company acknowledges that the adjustment may be considered to be an estimate because no historical information exists for the strategic venture, the Company believes the adjustment to be factually supportable as required by Rule 11-02(b)(6) of Regulation S-X because it is based on the historic financial results of each of the two entities, which have been combined to create the strategic venture. These combined historic results were adjusted to reflect certain aspects of the Infrastructure transaction and to exclude non-recurring items included in the combined historic results. Additionally, the Company believes that not including an adjustment for the Company’s equity interest in the strategic venture may make the unaudited pro forma condensed consolidated statement of operations misleading, because it would only give effect to the Company’s disposition of its Infrastructure business without giving effect to the fact that the Company will hold an approximate 29% equity interest in the strategic venture.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3681.

Very truly yours,

/s/ F. Nicholas Grasberger
F. Nicholas Grasberger
Senior Vice President and Chief Financial Officer